Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    4
Consolidated Financial Statements    21
Notes to the Consolidated Financial Statements    26

Dear fellow shareholders,

We are pleased to report that during the first quarter of 2024, our Assets Under Management (“AUM”) increased by $0.6 billion (2%) to $29.4 billion. Subsequent to quarter-end, on May 6, 2024, AUM stood at $31.2 billion. Net income for the quarter was $11.6 million ($0.45 per share), up 51% from $7.6 million ($0.30 per share) for the quarter ended March 31, 2023. Adjusted base EBITDA was $19.8 million ($0.78 per share) in the quarter, up 14% from $17.3 million ($0.68 per share) for the quarter ended March 31, 2023.

Q1 2024 Review

Our AUM once again reached record highs during the quarter, driven by stronger gold and silver prices late in the period, offset somewhat by what we view as short-term weakness in uranium and related equities. Gold and silver gained 8% and 5%, respectively, on a rally that began in mid-February and has accelerated through March and April.

After starting the year strong, uranium prices pulled back from a peak of $107 a pound to a low of $84 a pound in mid-February. Uranium equities recalibrated in sympathy with the spot price. We believe this was a healthy correction, which is now complete, having recovered to $92 a pound. For the Sprott team, this has presented a tremendous opportunity to demonstrate our expertise and capabilities as early investors did some profit taking and new participants were offered the opportunity to invest in the nuclear renaissance at a more attractive entry point.

During the quarter, we further expanded our critical materials offerings with the launch of the Sprott Copper Miners ETF. We also added to our growing European product suite by introducing the Sprott Junior Uranium Miners UCITS ETF. We are pleased with the early responses to both.

For the first time in more than four years, we recorded net redemptions during the quarter. This resulted from $271 million in withdrawals from our precious metals physical trusts as widespread investor apathy towards precious metals led to the trusts trading at wider-than-normal discounts to Net Asset Value. We also experienced $70 million of outflows from our managed equities strategies. Happily, this trend was more than offset by strong market value gains across most of our fund strategies during the quarter and the redemption pattern reversed itself early in the second quarter with strong inflows to our exchange-listed products.

Precious Metals

As of this writing, gold recently touched an all-time high of $2,425 per ounce. Central banks continue to diversify their foreign reserves into gold, offsetting Western investors’ lack of participation. During the quarter, Western physical gold ETFs experienced 3.4 million ounces of withdrawals. Meanwhile, gold appears to be flowing from West to East as Asian investors have picked up their pace of gold investment, as evidenced by the persistent near-record spot market premiums on the Shanghai exchange. In China, retail investors are left with few attractive investment alternatives. Real estate is over-built and over-leveraged. Stock markets are on shaky ground due to economic weakness and crypto investments are illegal. With the case for gold becoming more difficult to ignore, we expect institutions and individuals in the Western world will soon bring their gold allocations back to historic norms, adding more fuel to the current rally. We find it notable that, over the past 27 years, the gold price and the S&P 500 have delivered nearly identical returns.

Growing demand for silver in industrial applications (especially photovoltaic technologies) and its traditional role as a monetary asset has led to a widening supply deficit and the metal looks poised to play catch up. As it flirts with the psychologically important $30 level, we think it could outperform gold this year.

Critical Materials

We continue to expand our critical materials product suite by launching three copper miners ETFs since the beginning of 2023. Interest in critical materials is surging as it becomes clear that electricity demand in developed markets is poised to rise for the first time in decades. The drivers of this shift include population growth, increasing global standards of living, and new technologies. A relatively new factor is the proliferation of power-hungry data centers required by artificial intelligence (“AI”) and cloud computing. Commodity trader Trafigura estimates that data centers to power AI servers alone will require one million metric tons of copper by 2030. On the supply side of the equation, copper miners face significant challenges stemming from a prolonged period of underinvestment in the sector. These issues include decreasing ore quality and arduous regulatory and environmental reviews which contribute to extended lead times for opening new mines. So how will the miners react? We expect the majors will try to get bigger by acquiring both their competitors and development assets. The most attractive juniors will become takeover targets.

2

The recent news that BHP Group Ltd. is seeking to acquire Anglo American Plc may very well signal the beginning of an M&A cycle in the copper mining sector.

Managed Equities

After a challenging period for active managers, our managed equities strategies delivered strong performance late in the quarter. Our flagship Sprott Gold Equity Fund, led by John Hathaway, was up by a peer group leading 7.3% through the end of March. The strong performance has continued into May and we would expect, as always, money will follow performance.

Sales and Marketing

Our client relations teams have been busier than ever this year due mainly to rising interest in critical materials investments. In the first four months of 2024, we tracked more than 800 interactions with global institutions and family offices through one-on-one meetings, group presentations, and conferences. We have also made significant progress in the broker-dealer channel, securing placement for our exchange-listed products on several of the largest wirehouse platforms. At the same time, we continue to produce a high volume of top-quality thought leadership materials, driving a steadily-growing audience of investors seeking insights into our core themes.

2024 Outlook

Looking ahead, our macro view is unchanged. We expect 2024 to be a volatile year for investors as geopolitical conflicts spread, inflation remains stubbornly high and global elections present an uncertain backdrop for investors. We are very confident that our core themes will continue to perform well for our clients and that our sales and marketing activities will deliver substantial asset growth as the commodities cycle accelerates. We remain focused on carefully managing our expenses and paying down our debt while driving profitable growth.

Thank you for your continued support. We look forward to reporting to you on our progress in the quarters ahead.

Sincerely,

Whitney George
Chief Executive Officer

3

Management's Discussion and Analysis

Three months ended March 31, 2024

4

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning to benefit from a highly constructive operating environment for precious metals and critical materials; (ii) our focus on carefully managing our expenses and paying down our debt while driving profitable growth; (iii) the eventual monetization of shares received on the realization of a previously unrecorded contingent asset from a historical acquisition; (iv) the potential contingent consideration owing on last year's acquisition of assets relating to the North Shore Global Uranium Mining ETF (“URNM”) acquisition; and (vi) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 20, 2024; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated May 7, 2024, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at March 31, 2024, compared with December 31, 2023, and the consolidated results of operations for the three months ended March 31, 2024, compared with the three months ended March 31, 2023. The board of directors of the Company approved this MD&A on May 7, 2024. All note references in this MD&A are to the notes to the Company's March 31, 2024 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at March 31, 2024, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's source and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars, however the translation gains and losses were measured using the Canadian dollar as the functional currency. The use of the term "prior period" refers to the three months ended March 31, 2023.

5

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 9 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
At-the-market ("ATM") transactions and ETF unit creations
ATM transactions of our physical trusts and new 'creations' of ETF units are the primary manner in which inflows arise in our exchange listed products segment.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows include: (1) fund acquisitions, (2) new AUM from fund launches; and (3) lost AUM from fund closures. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Management fees, net of fund expenses, direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise from purchases and sales of uranium in our exchange listed products segment and transaction-based service offerings by our broker-dealers.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in this MD&A, and severance, new hire accruals and other which are non-recurring.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

6

EBITDA, adjusted base EBITDA and adjusted base EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted base EBITDA further adjusts for items noted in the below reconciliation table. Adjusted base EBITDA margin is calculated as adjusted base EBITDA from reportable segments divided by net revenues before: (1) gains (losses) on investments, (2) revenues from non-reportable segments; and (3) carried interest and performance fees, net carried interest and performance fee payouts (internal and external).
EBITDA, adjusted base EBITDA and adjusted base EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted base EBITDA margins are a key indicator of a Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted base EBITDA, or adjusted base EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted base EBITDA and adjusted base EBITDA margin measures are determined:

	3 months ended

(in thousands $)	Mar. 31, 2024	Mar. 31, 2023
Net income for the period	11,557	7,638
Adjustments:
Interest expense	830	1,247
Provision for income taxes	3,763	2,625
Depreciation and amortization	551	706
EBITDA	16,701	12,216
Adjustments:
(Gain) loss on investments (1)	(1,809)	(1,958)
Stock based compensation (2)	4,691	4,117
Foreign exchange (gain) loss (3)	168	440
Severance, new hire accruals and other (3)	—	1,257
Non-recurring regulatory, professional fees and other (3)	—	1,249
Carried interest and performance fees	—	—
Carried interest and performance fee payouts - internal	—	—
Carried interest and performance fee payouts - external	—	—
Adjusted base EBITDA	19,751	17,321
Adjusted base EBITDA margin (4)	58%	57%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.
(2) In prior years, the mark-to-market expense of DSU issuances were included with "other (income) and expenses". In the current period, these costs are included as part of "stock based compensation". Prior year figures have been reclassified to conform with current presentation.
(3) Foreign exchange (gain) and loss, severance, new hire accruals and other; and non-recurring regulatory, professional fees and other were previously included with "other (income) and expenses" and are now shown separately in the reconciliation of adjusted base EBITDA above. Prior year figures have been reclassified to conform with current presentation.
(4) Prior year figures have been restated to remove the adjustment of depreciation and amortization.

7

Business overview
Our reportable operating segments are as follows:
Exchange listed products
•The Company's closed-end physical trusts and exchange traded funds ("ETFs").
Managed equities
•The Company's alternative investment strategies managed in-house and on a sub-advised basis.
Private strategies
•The Company's lending and streaming activities which occur through limited partnership vehicles ("private strategies LPs").
Corporate
•Provides the Company's operating segments with capital, balance sheet management and other shared services.
All other segments
•Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8").
For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the audited annual financial statements.
Business development and outlook
During the quarter, we further expanded our critical materials offerings with the launch of the Sprott Copper Miners ETF. We also added to our growing European product suite by introducing the Sprott Junior Uranium Miners UCITS ETF.

Looking ahead, our macro view is unchanged. We expect 2024 to be a volatile year for investors as geopolitical conflicts spread, inflation remains stubbornly high and global elections present an uncertain backdrop for investors. We are very confident that our core themes will continue to perform well for our clients and that our sales and marketing activities will deliver substantial asset growth as the commodities cycle accelerates. We remain focused on carefully managing our expenses and paying down our debt while driving profitable growth. Subsequent to quarter-end, as at May 6, 2024, AUM was $31.2 billion, up 6% from $29.4 billion at March 31, 2024.

8

Results of operations
Summary financial information

(In thousands $)	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022
Summary income statement
Management fees (1)	36,372	34,244	32,867	32,940	31,170	28,152	28,899	30,302
Fund expenses (2), (3)	(2,234)	(2,200)	(1,740)	(1,871)	(1,795)	(1,470)	(1,466)	(1,607)
Direct payouts	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)
Carried interest and performance fees	—	503	—	388	—	1,219	—	—
Carried interest and performance fee payouts - internal	—	(222)	—	(236)	—	(567)	—	—
Carried interest and performance fee payouts - external (3)	—	—	—	—	—	(121)	—	—
Net fees	32,677	31,042	29,655	29,879	28,188	26,099	26,312	27,423

Commissions	1,047	1,331	539	1,647	4,784	5,027	6,101	6,458
Commission expense - internal	(217)	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)
Commission expense - external (3)	(312)	(441)	(92)	(27)	(642)	(585)	(476)	(978)
Net commissions	518	729	359	1,126	2,415	2,863	3,240	3,446

Finance income (2)	1,810	1,391	1,795	1,650	1,655	1,738	1,274	1,351
Gain (loss) on investments	1,809	2,808	(1,441)	(1,950)	1,958	(930)	45	(7,884)
Co-investment income (2)	274	170	462	1,327	93	370	249	87
Total net revenues(2)	37,088	36,140	30,830	32,032	34,309	30,140	31,120	24,423

Compensation (2)	17,955	17,096	16,939	21,468	19,556	17,148	19,044	18,611
Direct payouts	(1,461)	(1,283)	(1,472)	(1,342)	(1,187)	(1,114)	(1,121)	(1,272)
Carried interest and performance fee payouts - internal	—	(222)	—	(236)	—	(567)	—	—
Commission expense - internal	(217)	(161)	(88)	(494)	(1,727)	(1,579)	(2,385)	(2,034)
Severance, new hire accruals and other	—	(179)	(122)	(4,067)	(1,257)	(1,240)	(1,349)	(2,113)
Net compensation	16,277	15,251	15,257	15,329	15,385	12,648	14,189	13,192

Severance, new hire accruals and other	—	179	122	4,067	1,257	1,240	1,349	2,113
Selling, general and administrative ("SG&A") (2)	4,173	3,963	3,817	4,752	4,026	3,814	4,051	3,872
SG&A recoveries from funds (1)	(231)	(241)	(249)	(282)	(264)	(253)	(259)	(318)
Interest expense	830	844	882	1,087	1,247	1,076	884	483
Depreciation and amortization	551	658	731	748	706	710	710	959
Foreign exchange (gain) loss (2)	168	1,295	37	1,440	440	(484)	3,020	1,233
Other (income) and expenses (2)	—	3,368	4,809	(18,890)	1,249	1,686	3,384	470
Total expenses	21,768	25,317	25,406	8,251	24,046	20,437	27,328	22,004

Net income	11,557	9,664	6,773	17,724	7,638	7,331	3,071	757
Net income per share	0.45	0.38	0.27	0.70	0.30	0.29	0.12	0.03
Adjusted base EBITDA	19,751	18,759	17,854	17,953	17,321	18,083	16,837	17,909
Adjusted base EBITDA per share	0.78	0.75	0.71	0.71	0.68	0.72	0.67	0.71

Summary balance sheet
Total assets	389,784	378,835	375,948	381,519	386,765	383,748	375,386	376,128
Total liabilities	82,365	73,130	79,705	83,711	108,106	106,477	103,972	89,264

Total AUM	29,369,191	28,737,742	25,398,159	25,141,561	25,377,189	23,432,661	21,044,252	21,944,675
Average AUM	29,035,667	27,014,109	25,518,250	25,679,214	23,892,335	22,323,075	21,420,015	23,388,568
(1) Previously, management fees within the above summary financial information table included SG&A recoveries from funds consistent with IFRS 15. For management reporting purposes, these recoveries are now shown next to their associated expense as management believes this will enable readers to transparently identify the net economics of these recoveries. However, SG&A recoveries from funds are still shown within the "Management fees" line on the consolidated statement of operations. Prior year figures have been reclassified to conform with current presentation.
(2) Current and prior period figures on the consolidated statements of operations include the following adjustments: (1) trading costs incurred in managed accounts are now included within "Fund expenses" (previously included within "SG&A"), (2) interest income earned on cash deposits are now included within "Finance income" (previously included within "Other income"), (3) co-investment income and income attributable to non-controlling interest are now included as part of "Co-investment income" (previously included within "Other income"), (4) expenses attributable to non-controlling interest is now included within "Co-investment income" (previously included within "Other expenses"), (5) the mark-to-market expense of DSU issuances are now included within "Compensation" (previously included within "Other expenses"), (6) foreign exchange (gain) loss is now shown separately (previously included within "Other expenses"); and (7) shares received on a previously unrecorded contingent asset in Q2 2023 are now included within "Other (income) and expenses" (previously included within "Other income"). Prior year figures have been reclassified to conform with current presentation.
(3) These amounts are included in the "Fund expenses" line on the consolidated statements of operations.

9

AUM summary
AUM was $29.4 billion as at March 31, 2024, up 2% from $28.7 billion as at December 31, 2023. On a three months ended basis, we benefited from market value appreciation in our precious metals physical trusts and managed equities, partially offset by net out flows in the same fund categories. Subsequent to quarter-end, as at May 6, 2024, AUM was $31.2 billion, up 6% from $29.4 billion at March 31, 2024.

3 months results

(In millions $)	AUM Dec. 31, 2023	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Mar. 31, 2024	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	6,532	(144)	507	—	6,895	0.35%
- Physical Gold and Silver Trust	4,230	(113)	284	—	4,401	0.40%
- Physical Silver Trust	4,070	(19)	191	—	4,242	0.45%
- Precious Metals ETFs	339	(9)	7	—	337	0.30%
- Physical Platinum & Palladium Trust	116	5	(9)	—	112	0.50%
	15,287	(280)	980	—	15,987	0.39%

- Critical materials physical trust and ETFs
- Physical Uranium Trust	5,773	56	(203)	—	5,626	0.32%
- Critical Materials ETFs	2,143	49	43	—	2,235	0.58%
	7,916	105	(160)	—	7,861	0.39%

Total exchange listed products	23,203	(175)	820	—	23,848	0.39%

Managed equities (3)	2,890	(70)	103	—	2,923	0.89%

Private strategies	2,645	(39)	(8)	—	2,598	0.91%

Total AUM (4)	28,738	(284)	915	—	29,369	0.49%

(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (57%), high net worth managed accounts (34%) and U.S. value strategies (9%).
(4) No performance fees are earned on exchange listed products. Performance fees are earned on certain of our managed equities products and are based on returns above relevant benchmarks. Private strategies LPs earn carried interest calculated as a predetermined net profit over a preferred return.

10

Key revenue lines
Management, carried interest and performance fees
Management fees were $36.4 million in the quarter, up 17% from $31.2 million for the quarter ended March 31, 2023. Carried interest and performance fees were $Nil in the quarter, flat from the quarter ended March 31, 2023. Net fees were $32.7 million in the quarter, up 16% from $28.2 million for the quarter ended March 31, 2023. Our revenue performance was due to higher average AUM across most of our exchange listed products and private strategies funds.
Commission revenues
Commission revenues were $1 million in the quarter, down 78% from $4.8 million for the quarter ended March 31, 2023. Net commissions were $0.5 million in the quarter, down 79% from $2.4 million for the quarter ended March 31, 2023. Lower commissions were primarily due to the sale of our former Canadian broker-dealer in the second quarter of last year.
Finance income
Finance income was $1.8 million in the quarter, up 9% from $1.7 million for the quarter ended March 31, 2023. Our results were primarily driven by higher income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense lines
Compensation
Net compensation expense was $16.3 million in the quarter, up 6% from $15.4 million for the quarter ended March 31, 2023. The increase in the quarter was primarily due to increased AIP accruals on higher net fee generation.
SG&A
SG&A expense was $4.2 million in the quarter, up 4% from $4 million for the quarter ended March 31, 2023. The slight increase in the quarter was due to higher marketing costs.

Earnings
Net income was $11.6 million ($0.45 per share) in the quarter, up 51% from $7.6 million ($0.30 per share) for the quarter ended March 31, 2023. Net income in the quarter benefited from market value appreciation across most of our exchange listed products and private strategies AUM, partially offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of last year. Our earnings also benefited from no severance and other expenses in the quarter.

Adjusted base EBITDA was $19.8 million ($0.78 per share) in the quarter, up 14% from $17.3 million ($0.68 per share) for the quarter ended March 31, 2023. The increased management fees generated from market value gains in our AUM this quarter was partially offset by lower commission income due to the sale of our former Canadian broker-dealer during the second quarter of last year.
Additional revenues and expenses
Investment gains in the quarter were from market value appreciation in our co-investments.
Depreciation of property and equipment was lower in the quarter due to a decrease in depreciation expense related to cancelled lease agreements on the sale of our legacy non-core asset management business domiciled in Korea in the third quarter of last year.
Balance sheet
Total assets were $389.8 million, up 3% from $378.8 million as at December 31, 2023. The increase was mainly due to the setup of a lease asset on the renewal of an existing lease. Total liabilities were $82.4 million, up 13% from $73.1 million as at December 31, 2023. The increase was related to the office lease asset mentioned above. Total shareholder's equity was $307.4 million, up 1% from $305.7 million as at December 31, 2023.

11

Reportable operating segments
Exchange listed products

	3 months ended

(In thousands $)	Mar. 31, 2024	Mar. 31, 2023

Summary income statement
Management fees	24,644	18,424
Fund expenses	(1,757)	(1,168)
Net fees	22,887	17,256

Commissions	666	1,206
Commission expense - internal	(70)	(87)
Commission expense - external	(256)	(626)
Net commissions	340	493

Gain (loss) on investments	818	876
Finance income (1)	92	67
Total net revenues	24,137	18,692

Net compensation	4,186	3,093
SG&A	1,295	817
Interest expense	354	574
Depreciation and amortization	31	29
Foreign exchange (gain) loss (1)	(254)	(71)
Total expenses	5,612	4,442

Income before income taxes	18,525	14,250
Adjusted base EBITDA	18,700	14,682
Adjusted base EBITDA margin (2)	80%	82%

Total AUM	23,847,554	19,191,103
Average AUM	23,627,301	18,271,862
(1) See footnote 2 of the summary financial information table on page 9 of the MD&A.
(2) Prior year figures have been restated to remove the adjustment of depreciation and amortization.

3 months ended

Income before income taxes was $18.5 million in the quarter, up 30% from $14.3 million for the quarter ended March 31, 2023. Adjusted base EBITDA was $18.7 million in the quarter, up 27% from $14.7 million for the quarter ended March 31, 2023. Our three months ended results benefited from higher average AUM this quarter compared to the prior period.

12

Managed equities

	3 months ended

(In thousands $)	Mar. 31, 2024	Mar. 31, 2023

Summary income statement
Management fees (1)	6,402	6,846
Fund expenses (2)	(472)	(498)
Direct payouts	(962)	(856)
Net fees	4,968	5,492

Gain (loss) on investments	1,104	1,298
Co-investment income	—	165
Finance income (2)	35	71
Total net revenues	6,107	7,026

Net compensation	3,119	3,211
Severance, new hire accruals and other	—	479
SG&A	1,308	1,137
SG&A recoveries from funds (1)	(231)	(264)
Interest expense	277	600
Depreciation and amortization	94	87
Foreign exchange (gain) loss (2)	(85)	(34)
Other (income) and expenses (2)	—	168
Total expenses	4,482	5,384

Income before income taxes	1,625	1,642
Adjusted base EBITDA	1,249	1,956
Adjusted base EBITDA margin (3)	25%	34%

Total AUM	2,923,162	2,996,411
Average AUM	2,773,744	2,855,959
(1) See footnote 1 of the summary financial information table on page 9 of the MD&A.
(2) See footnote 2 of the summary financial information table on page 9 of the MD&A.
(3) Prior year figures have been restated to remove the adjustment of depreciation and amortization.

3 months ended

Income before income taxes was $1.6 million in the quarter, down 1% from $1.6 million for the quarter ended March 31, 2023. Adjusted base EBITDA was $1.2 million in the quarter, down 36% from $2 million for the quarter ended March 31, 2023. Our three months ended results were impacted by the expiry of legacy fixed-term exploration LPs and ongoing net redemptions in precious metals strategies.

13

Private strategies

	3 months ended

(In thousands $)	Mar. 31, 2024	Mar. 31, 2023

Summary income statement
Management fees	5,597	5,070
Fund expenses	(5)	(5)
Direct payouts	(499)	(331)
Net fees	5,093	4,734

Finance income (1)	1,589	1,035
Gain (loss) on investments	273	47
Total net revenues	6,955	5,816

Net compensation	2,716	2,295
Severance, new hire accruals and other	—	41
SG&A	407	396
Interest expense	2	—
Depreciation and amortization	7	4
Foreign exchange (gain) loss (1)	(895)	34
Other (income) and expenses (1)	—	184
Total expenses	2,237	2,954

Income before income taxes	4,718	2,862
Adjusted base EBITDA	3,560	3,078
Adjusted base EBITDA margin (2)	53%	53%

Total AUM	2,598,475	2,482,244
Average AUM	2,634,622	2,030,516
(1) See footnote 2 of the summary financial information table on page 9 of the MD&A.
(2) Prior year figures have been restated to remove the adjustment of depreciation and amortization.

3 months ended

Income before income taxes was $4.7 million in the quarter, up 65% from $2.9 million for the quarter ended March 31, 2023. Adjusted base EBITDA was $3.6 million in the quarter, up 16% from $3.1 million for the quarter ended March 31, 2023. Our three months ended results benefited from higher average AUM and higher finance income from our co-investments.

14

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended

(In thousands $)	Mar. 31, 2024	Mar. 31, 2023

Summary income statement
Gain (loss) on investments	(160)	283
Finance income (1)	13	28
Total revenues	(147)	311

Net compensation (1)	5,789	5,067
Severance, new hire accruals and other	—	671
SG&A	908	767
Interest expense	197	26
Depreciation and amortization	415	426
Foreign exchange (gain) loss (1)	1,249	424
Other (income) and expenses (1)	—	268
Total expenses	8,558	7,649

Income (loss) before income taxes	(8,705)	(7,338)
Adjusted base EBITDA	(3,297)	(2,800)
(1) See footnote 2 of the summary financial information table on page 9 of the MD&A.

3 months ended

•Investment losses were due to market value depreciation of certain equity holdings.

•Net compensation was higher due to increased AIP accruals on higher earnings and higher salary allocations to our corporate segment.

15

Dividends
The following dividends were declared by the Company during the three months ended March 31, 2024:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
Dividends declared in 2024 (1)			6,466
(1) Subsequent to quarter end, on May 7, 2024, a regular dividend of $0.25 per common share was declared for the quarter ended March 31, 2024. This dividend is payable on June 5, 2024 to shareholders of record at the close of business on May 21, 2024.

Capital stock
Including the 0.5 million unvested common shares currently held in the EPSP Trust (December 31, 2023 - 0.5 million), total capital stock issued and outstanding was 25.9 million (December 31, 2023 - 25.9 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.45 for the quarter, compared to $0.30 in the prior period. Diluted earnings per share was $0.44 in the quarter compared to $0.29 in the prior period. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.
A total of 12,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

16

Liquidity and capital resources
As at March 31, 2024, the Company had $24.2 million (December 31, 2023 - $24.2 million) outstanding on its credit facility, all of which is due on August 8, 2028. As at March 31, 2024, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•U.S. prime rate + 105 bps; or
•Canadian prime rate + 55 bps;
Covenant terms
•Minimum AUM: CAD$15.4 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2024, the Company had $5.6 million in co-investment commitments in private strategies LPs due within one year (December 31, 2023 - $4 million) and $0.9 million due after 12 months (December 31, 2023 - $1.9 million).

17

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information are described in Note 2 of the December 31, 2023 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Contingent consideration

The acquisition of the Sprott Uranium Miners ETF in 2022 necessitated the recognition of a contingent consideration for the amounts payable in cash under the terms of the purchase agreement. The consideration is subject to certain financial performance conditions based on the average AUM of the fund over the two-year period from closing of the transaction. The key judgments utilized in the estimation of the contingent consideration were fund flow and market value assumptions.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

18

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. and Canadian dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian schedule I chartered bank.

19

The Company's exposure to liquidity risk as it relates to our co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.
Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; slowing its co-investment activities; liquidating investments; adjusting or otherwise temporarily suspending AIPs; cutting or temporarily suspending its dividend; and/or issuing common shares.
Concentration risk
A significant portion of the Company's AUM and its investments are focused on the natural resource sector, and in particular, precious metals and critical materials related investments and transactions. In addition, from time-to-time, certain investments may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at March 31, 2024. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

20

Consolidated Financial Statements

Three months ended March 31, 2024

Interim condensed consolidated balance sheets (unaudited)

As at		Mar. 31	Dec. 31
(In thousands of U.S. dollars)		2024	2023

Assets
Current
Cash and cash equivalents		24,104	20,658
Fees receivable		6,180	7,481
Short-term investments	(Notes 3 & 10)	2,189	2,232
Other assets	(Note 5)	15,168	13,496
Income taxes recoverable		705	1,189
Total current assets		48,346	45,056

Co-investments	(Notes 4 & 10)	93,040	93,528
Other assets	(Notes 5 & 10)	26,865	24,291
Property and equipment, net		20,827	10,856
Intangible assets	(Note 8)	178,534	182,902
Goodwill	(Note 8)	19,149	19,149
Deferred income taxes		3,023	3,053
		341,438	333,779
Total assets		389,784	378,835

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		12,429	12,647
Compensation payable		5,734	7,822
Income taxes payable		3,182	980
Total current liabilities		21,345	21,449

Other accrued liabilities		25,529	16,637
Loan facility	(Note 13)	24,237	24,237
Deferred income taxes		11,254	10,807
Total liabilities		82,365	73,130

Shareholders' equity
Capital stock	(Note 9)	434,263	434,764
Contributed surplus	(Note 9)	38,284	35,281
Deficit		(84,311)	(89,402)
Accumulated other comprehensive loss		(80,817)	(74,938)
Total shareholders' equity		307,419	305,705
Total liabilities and shareholders' equity		389,784	378,835

Commitments and provisions	(Note 14)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ron Dewhurst"     "Graham Birch"
Director     Director

22

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended

		Mar. 31	Mar. 31
(In thousands of U.S. dollars, except for per share amounts)		2024	2023

Revenues
Management fees		36,603	31,434
Commissions		1,047	4,784
Finance income (1)		1,810	1,655
Gain (loss) on investments	(Notes 3, 4 and 5)	1,809	1,958
Co-investment income (1)	(Note 6)	274	93
Total revenues		41,543	39,924

Expenses
Compensation (1)	(Note 9)	17,955	19,556
Fund expenses (1)		2,546	2,437
Selling, general and administrative (1)		4,173	4,026
Interest expense		830	1,247
Depreciation of property and equipment		551	706
Foreign exchange (gain) loss (1)		168	440
Other (income) and expenses (1)	(Note 7)	—	1,249
Total expenses		26,223	29,661

Income before income taxes for the period		15,320	10,263
Provision for income taxes		3,763	2,625
Net income for the period		11,557	7,638

Net income per share:
Basic	(Note 9)	0.45	0.30
Diluted	(Note 9)	0.44	0.29

Net income for the period		11,557	7,638

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(5,879)	(266)
Total other comprehensive income (loss)		(5,879)	(266)
Comprehensive income (loss)		5,678	7,372
(1) Prior period figures have been reclassified to conform with current presentation
The accompanying notes form part of the unaudited interim condensed consolidated financial statements

23

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	(Note 9)	(26,321)	(963)	—	—	—	(963)
Shares issued and released on vesting of equity incentive plans	(Note 9)	12,261	462	(1,382)	—	—	(920)
Foreign currency translation gain (loss)		—	—	—	—	(5,879)	(5,879)
Stock-based compensation	(Note 9)	—	—	4,385	—	—	4,385
Dividends declared	(Note 11)	—	—	—	(6,466)	—	(6,466)
Net income		—	—	—	11,557	—	11,557
Balance, Mar. 31, 2024		25,396,091	434,263	38,284	(84,311)	(80,817)	307,419

At Dec. 31, 2022		25,325,894	428,475	33,716	(105,305)	(79,615)	277,271
Shares acquired for equity incentive plan	(Note 9)	(76,781)	(2,760)	—	—	—	(2,760)
Shares issued and released on vesting of equity incentive plans	(Note 9)	3,859	147	(147)	—	—	—
Shares acquired and canceled under normal course issuer bid	(Note 9)	(28,606)	(1,000)	—	—	—	(1,000)
Foreign currency translation gain (loss)		—	—	—	—	(266)	(266)
Stock-based compensation	(Note 9)	—	—	4,235	—	—	4,235
Dividends declared	(Note 11)	844	30	—	(6,489)	—	(6,459)
Net income		—	—	—	7,638	—	7,638
Balance, Mar. 31, 2023		25,225,210	424,892	37,804	(104,156)	(79,881)	278,659

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

24

Interim condensed consolidated statements of cash flows (unaudited)

	For the three months ended

	Mar. 31	Mar. 31
(In thousands of U.S. dollars)	2024	2023

Operating activities
Net income for the period	11,557	7,638
Add (deduct) non-cash items:
(Gain) loss on investments	(1,809)	(1,958)
Stock-based compensation	4,385	4,235
Depreciation of property and equipment	551	706
Deferred income tax expense	670	(293)
Current income tax expense	3,093	2,918
Other items	(33)	—
Income taxes paid	(441)	(1,137)
Changes in:
Fees receivable	1,301	1,711
Other assets	(3,985)	(2,777)
Accounts payable, accrued liabilities and compensation payable	(3,607)	338
Cash provided by (used in) operating activities	11,682	11,381

Investing activities
Purchase of investments	(1,743)	(7,528)
Sale of investments	3,452	2,369
Purchase of property and equipment	(741)	(380)
Cash provided by (used in) investing activities	968	(5,539)

Financing activities
Acquisition of common shares for equity incentive plan	(963)	(2,760)
Acquisition of common shares under normal course issuer bid	—	(1,000)
Repayment of lease liabilities	(325)	(468)
Contributions from non-controlling interest	26	277
Dividends paid	(6,466)	(6,459)
Cash provided by (used in) financing activities	(7,728)	(10,410)
Effect of foreign exchange on cash balances	(1,476)	(73)
Net increase (decrease) in cash and cash equivalents during the period	3,446	(4,641)
Cash and cash equivalents, beginning of the period	20,658	51,678
Cash and cash equivalents, end of the period	24,104	47,037
Cash and cash equivalents:
Cash	24,104	46,854
Short-term deposits	—	183
	24,104	47,037

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

25

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at March 31, 2024, specifically, IAS 34 Interim Financial Reporting.
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2023 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2024.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on May 7, 2024 and include all subsequent events up to that date.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.
Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

26

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR");
•Sprott Resource Lending Corp. ("SRLC"); and
•Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2023 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.

27

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
3 Short-term investments
Primarily consist of equity investments in public and private entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Mar. 31, 2024	Dec. 31, 2023

Public equities and share purchase warrants	FVTPL	711	754
Private holdings	FVTPL	1,478	1,478
Total short-term investments		2,189	2,232
Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Mar. 31, 2024	Dec. 31, 2023

Co-investments in funds (1)	FVTPL	93,040	93,528
Total co-investments		93,040	93,528
(1) Includes investments in funds managed and previously managed by the Company.

Gains and losses on co-investments are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Mar. 31, 2024	Dec. 31, 2023

Assets attributable to non-controlling interest	15,673	15,439
Fund recoveries and investment receivables	8,608	6,658
Advance on unrealized carried interest	6,950	4,517
Other(1)	3,856	3,744
Prepaid expenses	3,616	4,017
Digital gold strategies(2)	3,330	3,412
Total other assets	42,033	37,787
(1) Includes miscellaneous third-party receivables.
(2) Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Mar. 31, 2024	Dec. 31, 2023

Assets	15,673	15,439
Liabilities - current(1)	(341)	(133)
Liabilities - long-term(1)	(15,332)	(15,306)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
6 Co-investment income

	For the three months ended
	Mar. 31, 2024	Mar. 31, 2023

Co-investment income	274	93
Income attributable to non-controlling interest	131	682
Expense attributable to non-controlling interest	(131)	(682)
Total co-investment income	274	93

7 Other (income) and expenses

	For the three months ended
	Mar. 31, 2024	Mar. 31, 2023

Non-recurring regulatory, professional fees and other	—	1,249
Total other (income) and expenses	—	1,249

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
8 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2022	132,251	178,613	310,864
Net exchange differences	—	4,289	4,289
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(4,368)	(4,368)
At Mar. 31, 2024	132,251	178,534	310,785

Accumulated amortization
At Dec. 31, 2022	(113,102)	—	(113,102)
Amortization charge for the year	—	—	—
At Dec. 31, 2023	(113,102)	—	(113,102)
Amortization charge for the period	—	—	—
At Mar. 31, 2024	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2023	19,149	182,902	202,051
At Mar. 31, 2024	19,149	178,534	197,683

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
Goodwill
The Company has identified 5 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Brokerage
•Corporate
As at March 31, 2024, the Company had allocated $19.1 million (December 31, 2023 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at March 31, 2024, the Company had indefinite life intangibles related to fund management contracts of $178.5 million (December 31, 2023 - $182.9 million). These contracts are held within the exchange listed products and managed equities CGUs.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs as at March 31, 2024

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
9 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2022	25,325,894	428,475
Shares acquired for equity incentive plan	(154,131)	(5,252)
Shares issued and released on vesting of equity incentive plans	363,352	15,649
Shares acquired and canceled under normal course issuer bid	(126,353)	(4,157)
Shares issued under dividend reinvestment program	1,389	49
At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on vesting of equity incentive plans	12,261	462
At Mar. 31, 2024	25,396,091	434,263
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2022	33,716
Released on vesting of equity incentive plans	(18,846)
Stock-based compensation	20,411
At Dec. 31, 2023	35,281
Released on vesting of equity incentive plans	(1,382)
Stock-based compensation	4,385
At Mar. 31, 2024	38,284

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
Stock option plan
The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.
There were no stock options issued or exercised during the three months ended March 31, 2024 (three months ended March 31, 2023 - Nil).
For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.
As at March 31, 2024, there are 12,500 options outstanding (December 31, 2023 - 12,500) with a weighted average exercise price of CAD$27.30 and 2.1 years remaining on their contractual life.
Equity incentive plan
For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.
There were no RSUs granted during the three months ended March 31, 2024 (three months ended March 31, 2023 - 50,000).

Number of common shares

Unvested common shares held by the Trust, Dec. 31, 2022	630,431
Acquired	154,131
Released on vesting	(331,672)
Unvested common shares held by the Trust, Dec. 31, 2023	452,890
Acquired	26,321
Released on vesting	(12,261)
Unvested common shares held by the Trust, Mar. 31, 2024	466,950
Included in the compensation line of the consolidated statements of operations and comprehensive income is $4.4 million of stock-based compensation for the three months ended March 31, 2024 (three months ended March 31, 2023 - $4.2 million).

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended
	Mar. 31, 2024	Mar. 31, 2023

Numerator (in thousands $):
Net income - basic and diluted	11,557	7,638

Denominator (number of shares in thousands):
Weighted average number of common shares	25,863	25,949
Weighted average number of unvested shares purchased by the Trust	(455)	(652)
Weighted average number of common shares - basic	25,408	25,297
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under EIP	618	952
Weighted average number of common shares - diluted	26,039	26,262

Net income per common share
Basic	0.45	0.30
Diluted	0.44	0.29

Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are also registered with the SEC. As at March 31, 2024 and 2023, all entities were in compliance with their respective capital requirements.

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
10     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2024 and December 31, 2023 (in thousands $).

Short-term investments

Mar. 31, 2024	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	630	68	13	711
Private holdings	—	—	1,478	1,478
Total recurring fair value measurements	630	68	1,491	2,189

Dec. 31, 2023	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	708	44	2	754
Private holdings	—	—	1,478	1,478
Total recurring fair value measurements	708	44	1,480	2,232

Co-investments

Mar. 31, 2024	Level 1	Level 2	Level 3	Total

Co-investments (1)	15,865	77,175	—	93,040
Total recurring fair value measurements	15,865	77,175	—	93,040

Dec. 31, 2023	Level 1	Level 2	Level 3	Total

Co-investments (1)	15,357	78,171	—	93,528
Total recurring fair value measurements	15,357	78,171	—	93,528
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities or precious metals.

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
Other assets

Mar. 31, 2024	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,330	3,330
Assets attributable to non-controlling interest	1,600	14,073	—	15,673
Total recurring fair value measurements	1,600	14,073	3,330	19,003

Dec. 31, 2023	Level 1	Level 2	Level 3	Total

Digital gold strategies	—	—	3,412	3,412
Assets attributable to non-controlling interest	1,706	13,733	—	15,439
Total recurring fair value measurements	1,706	13,733	3,412	18,851

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2024
Share purchase warrants	2	13	—	(2)	13
Private holdings	1,478	—	—	—	1,478
Total	1,480	13	—	(2)	1,491

	Changes in the fair value of Level 3 measurements - Dec. 31, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
Share purchase warrants	47	48	(37)	(56)	2
Private holdings	1,485	—	—	(7)	1,478
Total	1,532	48	(37)	(63)	1,480

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
Other assets

	Changes in the fair value of Level 3 measurements - Mar. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2024
Digital gold strategies	3,412	—	—	(82)	3,330
Total	3,412	—	—	(82)	3,330

	Changes in the fair value of Level 3 measurements - Dec. 31, 2023
	Dec. 31, 2022	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2023
Digital gold strategies	3,778	—	—	(366)	3,412
Total	3,778	—	—	(366)	3,412

During the three months ended March 31, 2024, the Company transferred public equities of $Nil (December 31, 2023 - $0.1 million) from Level 2 to Level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2023 - $0.2 million).

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represent a reasonable approximation of fair value.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
11     Dividends
The following dividends were declared by the Company during the three months ended March 31, 2024:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 4, 2024 - Regular dividend Q4 2023	March 19, 2024	$0.25	6,466
Dividends declared in 2024 (1)			6,466
(1) Subsequent to quarter end, on May 7, 2024, a regular dividend of $0.25 per common share was declared for the quarter ended         March 31, 2024. This dividend is payable on June 5, 2024 to shareholders of record at the close of business on May 21, 2024.

12     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house and on a sub-advisory basis;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), other (income) and expenses, stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).
Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended March 31, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments (1)	Consolidated
Total revenue	26,220	7,772	7,459	(147)	239	41,543
Total expenses	7,695	6,147	2,741	8,558	1,082	26,223
Income (loss) before income taxes	18,525	1,625	4,718	(8,705)	(843)	15,320
Adjusted base EBITDA	18,700	1,249	3,560	(3,297)	(461)	19,751
(1) Revenues from non-reportable segments is $465, net of investment losses of $226
For the three months ended March 31, 2023 (1)

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments (2)	Consolidated
Total revenue	20,573	8,644	6,152	311	4,244	39,924
Total expenses	6,323	7,002	3,290	7,649	5,397	29,661
Income (loss) before income taxes	14,250	1,642	2,862	(7,338)	(1,153)	10,263
Adjusted base EBITDA	14,682	1,956	3,078	(2,800)	405	17,321
(1) Prior period figures have been updated to conform with current presentation
(2) Revenues from non-reportable segments is $4,790, net of investment losses of $546
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended
	Mar. 31, 2024	Mar. 31, 2023
Canada	38,272	36,294
United States	3,271	3,630
	41,543	39,924

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2024 and 2023
13     Loan facility
As at March 31, 2024, the Company had $24.2 million (December 31, 2023 - $24.2 million) outstanding on its credit facility, all of which is due on August 8, 2028. As at March 31, 2024, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" August 8, 2028
Interest rate
•U.S. prime rate + 105 bps; or
•Canadian prime rate + 55 bps;
Covenant terms
•Minimum AUM: CAD$15.4 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

14     Commitments and provisions
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2024, the Company had $5.6 million in co-investment commitments in private strategies LPs due within one year (December 31, 2023 - $4 million), and $0.9 million due after 12 months (December 31, 2023 - $1.9 million). On January 1, 2024, the lease for the Company's existing Toronto office was renewed and as a result, a right-of-use asset and corresponding lease liability was setup on the consolidated balance sheets.
.

41